EXHIBIT 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)            Investors:  (Europe)           Media:
Jack Howarth                  Emer Reynolds                  Anita Kawatra
Ph:  212-407-5740             Ph:  353-1-709-4000            Ph:  212-407-5755
     800-252-3526                  00800 28352600                 800-252-3526


              ELAN ANNOUNCES EXPECTED FILING OF 2002 ANNUAL REPORT
                   ON FORM 20-F WITH SEC BY SEPTEMBER 5, 2003

                Elan sets date of September 17 for second quarter
                 2003 financial results, and October 21 for the
                             Annual General Meeting


Dublin, Ireland, september 4, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has concluded its 2002 audit and expects to file Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, with the U.S. Securities and Exchange Commission ("SEC") by September 5, 2003. This will cure the previously announced defaults under certain of Elan's outstanding debt.

Kelly Martin, President and Chief Executive Officer of Elan, said, "The conclusion of the 2002 audit and the filing of our 2002 Annual Report on Form 20-F is an important and necessary step in our recovery effort. Our approach throughout this complex process has been exceedingly deliberate; this approach was designed in order to ensure that any open items were thoroughly reviewed by all the necessary constituencies before moving forward. Over the course of the last nine weeks we appreciate the patience and support of all of our stakeholders in seeing this process through to its conclusion." Mr. Martin added, "We remain focused on executing our plans for improving and simplifying Elan's financial position, reducing any historical legal/regulatory issues, investing in our core and strategic pipeline of products and building a world class business model aligned to our therapeutic focus areas of neurology, acute pain and autoimmune diseases."


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Elan Announces Expected Filing of 2002 Annual Report on Form 20-F with SEC by
September 5, 2003
Page 2


As previously announced, Elan will restate its 2001 U.S. GAAP financial results and adjust its previously announced unaudited U.S. GAAP financial information for the year ended December 31, 2002 and the quarter ended March 31, 2003. The restatement and adjustments will give effect to the consolidation of one of Elan's qualifying special purpose entities, Elan Pharmaceutical Investments III, Ltd. ("EPIL III"), and to the consolidation of Shelly Bay Holdings Ltd., an entity established by Elan ("Shelly Bay"), from June 29, 2002 through September 30, 2002. Shelly Bay acquired certain financial assets from EPIL III on June 29, 2002.

The impact of the restatement will be to reduce diluted earnings per share for 2001 from $0.95 to $0.75. For 2002, the adjustment will reduce Elan's diluted loss per share from $6.85 to $6.65. Shareholders' equity at December 31, 2002 is reduced by less than $2 million. The adjustment reduces shareholders equity at March 31, 2003 by $16.2 million and increases Elan's loss per share for the quarter ended March 31, 2003 by less than $0.01.

In addition, Elan announced unaudited U.S. GAAP financial information for the year ended December 31, 2002 on February 5, 2003. Elan has conducted a standard post balance sheet review and updated its original estimates, principally in relation to asset write-downs and asset divestment proceeds, based on more recent information received in the extended period from February 5, 2003, to the approval of the 2002 audited accounts on September 3, 2003. The impact is to reduce shareholders' equity at December 31, 2002 by a further $46.1 million and increase Elan's diluted loss per share, after consolidating EPIL III and Shelly Bay, from $6.65 to $6.75. Shareholders' equity at March 31, 2003 is reduced by $46.1 million and Elan's loss per share for the quarter ended March 31, 2003 is reduced by less than $0.01.

The restatement and the adjustments do not affect Elan's previously filed Irish GAAP financial statements or its liquidity or cash position.

The investigation by the SEC's Division of Enforcement is ongoing and no assurance can be given as to the timing of the completion of that investigation and any issues that may arise as a result of that investigation.

The 2002 Annual Report on Form 20-F will be posted on the Investor Relations section of the Elan web site, www.elan.com, by September 5, 2003.

Elan Announces Expected Filing of 2002 Annual Report on Form 20-F with SEC by September 5, 2003
Page 3


Elan will report its second quarter 2003 financial results on September 17, 2003, before the U.S. and European financial markets open. The results announcement will be followed by a conference call, details of which will be provided shortly via a press release.

Elan will hold its Annual General Meeting ("AGM") at 10.30 a.m. on October 21, 2003, at The Davenport Hotel, Merrion Square, Dublin 2, Ireland.


Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, acute pain and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.


This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of the ongoing SEC Enforcement investigation and shareholder litigation, including the impact of the 2001 restatement and the 2002/2003 adjustments on the shareholder litigation; and the impact that any further delay may have on certain of Elan's indebtedness; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.